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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☒ Form C: Offering Statement
- ☐ Form C-U: Progress Update: _____
- ☐ Form C/A: Amendment to Offering Statement: _____
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer: Inspire Yoga Franchisor, LLC _____

Legal status of issuer:

    Form: limited liability company _____

    Jurisdiction of Incorporation/Organization: Texas _____

    Date of organization): April 5, 2021 _____

Physical address of issuer: 3424 Ridgecrest Dr. / Flower Mound, Texas 75022 ____

Website of issuer: _____

Name of intermediary through which the offering will be conducted: Silicon Prairie Holdings, Inc. ____

CIK number of intermediary: 0001711770 _____

SEC file number of intermediary: 007-00123 _____

CRD number, if applicable, of intermediary: 289746 _____

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
5 % Cash _____

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
Not Applicable _____

Type of security offered: Class B Membership Interest Units _____

Target number of securities to be offered: 200,000 _____

Price (or method for determining price): 1.00 _____

Target offering amount: 200,000 _____

Oversubscriptions accepted: ☐ Yes   ☒ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis

☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): $500,000.00 ____

Deadline to reach the target offering amount: September 20, 2022 _____

SEC 2930 (4/17)   Persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.

1

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cash & Cash Equivalents:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âǧ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Inspire Yoga Franchisor, LLC
(Issuer)
By
/s/ Adam J. Pilat President
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âǧ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Adam J. Pilat
(Signature)
President
(Title)
August 9, 2021
(Date)

THE COMPANY

1. Name of issuer: <u>Inspire Yoga Franchisor, LLC</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes   ☒ No
Explain: _____

MANAGERS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Adam J. Pilat_____Dates of Service: 4/5/2021-Present _____
Principal Occupation: ___President/Manager_____
Employer: __Inspire Yoga Franchisor, LLC_ Dates of Service: _4/5/2021-Present_____
Employer's principal business: ___yoga studio and yoga studio services_____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: President   _____   Dates of Service:__4/5/2021-Present _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: __Inspire Yoga, LLC_____ _____ _____
Employer's principal business: ____ yoga studio and yoga studio services _____
Title: _Manager and Owner____ Dates of Service: __8/11/2010 - Present__
Responsibilities: _Co-Founder, Manager, and Owner responsible for all aspects of the business.

Employer: __REM Chemicals, Inc._____ _____ _____
Employer's principal business: ____ Metal Surface Finishing Technology
Title: _Sales Manager, North America____ Dates of Service: __1/27/2007 - Present__
Responsibilities: _Sales, business development, and management oversight of the sales team for North America.

Name: _____ Dates of Board Service: _____
Principal Occupation: _____ ____
Employer: _____ Dates of Service: _____
Employer's principal business: _____

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____

Responsibilities:_____

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Adam J. Pilat_____
Title: President_____ Dates of Service: 4/5/2021 – Present_____
Responsibilities: _General Management _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: __Inspire Yoga, LLC_____ _____
Employer's principal business: _____ yoga studio and yoga studio services _____
Title: _Manager and Owner____ Dates of Service: __8/11/2010 - Present__
Responsibilities: _Co-Founder, Manager, and Owner responsible for all aspects of the business.

Employer: __REM Chemicals, Inc._____ _____
Employer's principal business: _____ Metal Surface Finishing Technology
Title: _Sales Manager, North America____ Dates of Service: __1/27/2007 - Present__
Responsibilities: _Sales, business development, and management oversight of the sales team for North America.

Name: _____
Title: _____ Dates of Service: _____
Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: _____ _____
Employer's principal business: _____

Title: _____ Dates of Service: _____
Responsibilities:_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Adam J. Pilat	1,166,667 Class A Membership Interest Units	100 %
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.







Any investor can buy a franchise.

Lucky ones become Franchisors.





Give others the opportunity to experience health and wellness success.

Bring your passion for yoga to your community.

Be the Franchisor.



REG CF investors of

Inspire Yoga Franchisor

also receive priority notice when initial franchise territories become available.

Communications will be offered in order of investment amount.



INSPIRE YOGA

Timeline Overview



2010-2020
Organic Growth
Complete
SHV 2010
DEN 2015
GRV 2018
COL 2020
2021
REG CF
In Progress
2022 +
FRANCHISE
BUILD OUT
Complete
Franchise
Process
Sell Territories
Establish
Corporate
Locations

An established brand. Ready to franchise.



Founders



INSPIRE
YOGA

Organic Growth | *Complete*

USPTO Reg. # 4,098,817
'INSPIRE YOGA'

2010: HIGHLAND VILLAGE

2015: DENTON

2018: GRAPEVINE

2020: COLLEYVILLE



INSPIRE
YOGA

An established brand.

Ready to franchise.

USPTO Reg. # 4,098,817
'INSPIRE YOGA'



United States of America
United States Patent and Trademark Office

INSPIRE YOGA

Reg. No. 4,098,817

Registered Feb. 14, 2012

Int. Cl.: 41

SERVICE MARK

PRINCIPAL REGISTER

INSPIRE YOGA, LLC (TEXAS LIMITED LIABILITY COMPANY)
THE SHOPS AT HIGHLAND VILLAGE
1401 SHOAL CREEK DR. SUITE 268
HIGHLAND VILLAGE, TX 75077

FOR: YOGA INSTRUCTION, IN CLASS 41 (U.S. CLS. 100, 101 AND 107).

FIRST USE 12-15-2010; IN COMMERCE 6-17-2011.

THE MARK CONSISTS OF STANDARD CHARACTERS WITHOUT CLAIM TO ANY PARTICULAR FONT, STYLE, SIZE, OR COLOR.

NO CLAIM IS MADE TO THE EXCLUSIVE RIGHT TO USE "YOGA", APART FROM THE MARK AS SHOWN.

SER. NO. 85-358,934, FILED 6-29-2011.

TEJBIR SINGH, EXAMINING ATTORNEY

David J. Kappos

Director of the United States Patent and Trademark Office





Business Plan

A) Use existing brand equity.

B) Convert brand equity into working capital.

C) Offer franchises for sale and establish corporate locations.

	First Location	Total	
BIKRAM	1970's	75	Continues to operate despite reputation issues.
YOGAWORKS	1987	66	Several private transactions before a 2017 IPO raised $40,000,000.
COREPOWER	2002	200+	Significant private equity infusions: 2013, 2019.
 INSPIRE YOGA	2010	4	Privately held. Poised for growth.
YOGA SIX	2012	400+	Sold to Exponential Fitness in 2017. Now over 400 signed franchise agreements.

INDUSTRY OVERVIEW



2021:
REG CF Crowd Fund | **In Process**

$500K Capital Raise sells a 30% Equity stake in Inspire Yoga Franchisor.

$2,000 Minimum.
$1,000 Increments Accepted.

If not an Accredited Investor, individual cap at 10% of Annual Gross Income.

Self Directed IRA's Accepted.





REVENUE: DESCRIPTION	REVENUE						
	YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7
Franchise Fees, Territory Sales -Net of Expenses ($20K per location)	$ -	$ 120,000	$ 200,000	$ 320,000	$ 400,000	$ 400,000	$ 400,000
Royalties -Assume 4.5% on 160,000 per location = 7200 ea	$ -	$ 14,400	$ 43,200	$ 86,400	$ 129,600	$ 172,800	$ 216,000
*New Franchisee Territories Sold This Year	0	6	10	16	20	20	20
*/Total Active (operating) Franchisee Location Count	0	2	6	12	18	24	30
Corporate Locations -Assume Net Income yr 1 = 0, $55K/ yr thereafter	$ -	$ 55,000	$ 110,000	$ 110,000	$ 110,000	$ 110,000	$ 110,000
Revenue Total	$ -	$ 189,400	$ 353,200	$ 516,400	$ 639,600	$ 682,800	$ 726,000

Sources of Revenue:

Franchise Fees for the sale of specific territories.

Royalties as franchisee's become operational.

Net Income from Corporate Locations as they become established.

Updated 7.12.2021



Use of Funds (Expenses):

Initiate and Complete the Franchise Process.

Labor, Marketing, Professional Services.

Acquisition and/ or Establishment of Corporate Location/s.

USE OF FUNDS: DESCRIPTION	EXPENSES						
	YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7
National Franchise Set-Up Project Execution: *Franchise Marketing Systems, (or eqiv).*	$ 62,500	$ -	$ -	$ -	$ -	$ -	$ -
Labor 1 - IYF Employee or contractor - centralized marketing, QC, and office management.	$ 20,000	$ 50,000	$ 52,500	$ 55,125	$ 57,881	$ 60,775	$ 63,814
Labor 2 - IYF Employee or contractor- centralized marketing, QC, and office management.	$ -	$ 20,000	$ 52,500	$ 55,125	$ 57,881	$ 60,775	$ 63,814
Marketing Budget - IYF Franchise Sales Strategy - Social Influencers, Outreach, Web, Social, Etc. (or equiv).	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000
Legal, Documentation, Set-Up, Fees and ongoing professional services support- IYF acquires license rights, company documents updates, *professional councel, annual audits, book*	$ 27,500	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
Corporate Locations -Acquisition or Build New	$ 150,000	$ 150,000	$ -	$ -	$ -	$ -	$ -
Expense Total	$ 285,000	$ 260,000	$ 145,000	$ 150,250	$ 155,763	$ 161,551	$ 167,628
PROFIT (or Loss)	-$285,000	-$70,600	$208,200	$366,150	$ 483,838	$ 521,249	$558,372

Updated 7.12.2021



How Do Investors Get Paid Back:
Annual payments based on pro rata net income after 2 year hold period.

REVENUE:		YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7
Revenue Total	$	-	$ 189,400	$ 353,200	$ 516,400	$ 639,600	$ 682,800	$ 726,000

USE OF FUNDS (Expenses):		YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7
Expense Total	$	285,000	$ 260,000	$ 145,000	$ 150,250	$ 155,763	$ 161,551	$ 167,628

PROFIT (or Loss)	$ (285,000)	$ (70,600)	$ 208,200	$ 366,150	$ 483,838	$ 521,249	$ 558,372

Break Even: **2.5 years**

Average Net Income YR 3-7: **$482K**

($482K*0.3CF Equity) = $145K/ YR Paid Out

$145K/$500K = **29% ROI**

Updated 7.12.2021



INSPIRE
YOGA

Break Even: **2.5 years**

Average Net Income YR 3-7: **$482K**

($482K*0.3CR Equity) =

$145K/ YR Paid Out

$145K/$500K = **29% ROI**



2021:
REG CF Crowd Fund | **In Process**

Be the Franchisor.

$2K Minimum
$7K Suggested
$20K+ Perks

$500K Capital Raise
(30%Equity)



INSPIRE
YOGA

Any investor can buy a franchise.

Lucky ones become Franchisors.







Find the Investment Portal via:

www.inspireyoga.com

Investment Relations Contact:

Adam Pilat
Adam@inspireyoga.com
214.608.3161

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was organized on April 5, 2021, and, although the underlying brand has been in existence for over ten (10) years, the Company has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Financial Statements

The Company is a start-up entity. The Company has retained an accountant to prepare annual financial statements.

Risks Associated with the Company's Business

Our results of operations may be negatively impacted by the coronavirus outbreak.

In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, Japan and Australia have initiated travel restrictions to and from China. The impacts of the outbreak are unknown and rapidly evolving.

The Company's business has been impacted by government actions to mitigate the novel coronavirus. To date the outbreak has not had a material adverse impact on our operations, and the Company will be focusing its franchise sales within states whose coronavirus mitigation efforts have been less restrictive. However, the future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Risks Associated with this Offering and the Company's Membership Interests

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities to be issued upon conversion of the Notes will be restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

In addition, the Company's Operating Agreement contains restrictions on transfer of the Company's membership interests.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the Company's Membership Interests, which may make it difficult for you to sell your Membership Interests Upon Conversion of the Notes.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Company's membership interests, the ability of holders of its membership interests to sell the same, or the prices at which holders may be able to sell such membership interests.

We cannot provide assurance regarding distributions.

The Company Agreement calls for distributions to members after a waiting period. Annual Net Income shall be distributed pro rata to Membership interest, but the existence of Annual Net Income sufficient to make such distributions cannot be guaranteed.

The Company's managers may be subject to indemnification by the Company in connection with this Offering.

The Company's Operating Agreement provides for the indemnification of the Company's managers, and, to the extent permitted by such law, eliminate or limit the personal liability of managers to the Company and its members of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Upon conversion, income allocations assigned to an investor's membership interests may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated shares of our taxable income upon conversion of the Notes. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated shares of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Members.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

9. What is the purpose of this offering?
To raise capital for purposes of selling yoga franchise business opportunities

10. How does the issuer intend to use the proceeds of this offering?

Use of Funds | Pro Forma Income and Balance Sheet - 7.12.2021

REG CF | $500K Raise for 30% Equity | Greenlight at $200K
$2,000 Min |$7,000 Suggested |$20,000 Perks

			Fund new entity Inspire Yoga Franchisor, LLC. Franchise Process, Sell Franchises, Acquire or Build Corporate Locations. Greenlight may exclude corporate locations.
CROWND FUND GOAL	$	500,000	
CROWND FUND GREEN LIGHT	$	200,000	

REVENUE: DESCRIPTION		REVENUE								
		YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7		
Franchise Fees, Territory Sales -Net of Expenses ($20K per location)	$	- $	120,000 $	200,000 $	320,000 $	400,000 $	400,000 $	400,000		$20,000
Royalties -Assume 4.5% on 160,000 per location = 7200 ea	$	- $	14,400 $	43,200 $	86,400 $	129,600 $	172,800 $	216,000		$7,200
***New Franchisee Territories Sold This Year**		0	6	10	16	20	20	20		
***/Total Active (operating) Franchisee Location Count**		0	2	6	12	18	24	30		
Corporate Locations -Assume Net Income yr 1 = 0, $55K/ yr thereafter	$	- $	55,000 $	110,000 $	110,000 $	110,000 $	110,000 $	110,000		$55,000
Revenue Total	$	- $	189,400 $	353,200 $	516,400 $	639,600 $	682,800 $	726,000		

USE OF FUNDS: DESCRIPTION		EXPENSES							
		YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7	
National Franchise Set-Up Project Execution: *Franchise Marketing Systems, (or eqiv).*	$	62,500 $	- $	- $	- $	- $	- $	-	
Labor 1 - IYF Employee or contractor - centralized marketing, QC, and office management.	$	20,000 $	50,000 $	52,500 $	55,125 $	57,881 $	60,775 $	63,814	
Labor 2 - IYF Employee or contractor- centralized marketing, QC, and office management.	$	- $	20,000 $	52,500 $	55,125 $	57,881 $	60,775 $	63,814	
Marketing Budget - IYF Franchise Sales Strategy - Social Influencers, Outreach, Web, Social, Etc. (or equiv).	$	25,000 $	25,000 $	25,000 $	25,000 $	25,000 $	25,000 $	25,000	
Legal, Documentation, Set-Up, Fees and ongoing professional services support- IYF acquires license rights, company documents updates, *professional councel, annual audits, book keeping, K-1, etc(or eqiv).*	$	27,500 $	15,000 $	15,000 $	15,000 $	15,000 $	15,000 $	15,000	
Corporate Locations -Acquisition or Build New	$	150,000 $	150,000 $	- $	- $	- $	- $	-	
Expense Total	$	285,000 $	260,000 $	145,000 $	150,250 $	155,763 $	161,551 $	167,628	

PROFIT (or Loss)	-$	285,000	-$	70,600	$	208,200	$	366,150	$	483,838	$	521,249	$	558,372

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Inspire Yoga Franchisor, LLC
CONFIDENTIAL TERM SHEET

The following is a summary of the basic terms and conditions of a proposed $500,000.00 Regulation CF offering by Inspire Yoga Franchisor, LLC, a Texas limited liability company (the "**Company**"), to certain qualified investors.

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPECTIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUMMATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

Company Purpose: To engage in the sale INSPIRE YOGA franchises in selected states across the United States.

Securities Offered: Up to 500,000 of Class B Membership Interest Units (the "Class B Membership Interest Units") (an aggregate of $500,000.00)

Offering Price: $1.00 per Unit. Units must be purchased in increments of 1,000 Units

---

Valuation: $1,666,666.67.

Minimum Investment: $2,000.00 for 2,000.00 Class B Membership Interest Units, however the Company reserves the right to deviate from this minimum on a case by case basis.

Minimum Offering: $2,000.00 for an aggregate of 2,000 Class B Units

---

Capital Structure: The Company will initially have two (2) classes of Membership Interests designated as Class A and Class B. 1,166,666.67 Units of Class A Membership Interests were previously issued to Adam J. Pilat. Up to 500,000 Class B Units will be sold pursuant to this offering.

Corporate Governance: The Company will be managed by a Manager.

Class B Units:

Capital Interest   Each Member will have an initial capital account balance equal to such Member's initial capital contribution. For example, if a Member makes a $20,000 investment in the Company, the Member will have an initial capital account balance equal to $20,000.

Voting Interest   The Members shall not have the right to vote on any matters.

Operating Agreement: Prior to the closing of any sale of any Class B Units the Company will provide prospective investors with a copy of its Operating Agreement, which will incorporate the terms described herein in all material respects. In order to invest in the Company, you will be required to sign the Operating Agreement.

Restrictions on Transfer: We will be offering the Class B Units pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the Class B Units will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. **You will not be able to re-sell or transfer your Class B Units except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.**

In addition, any transfer of Class B Units will need to comply with the transfer restrictions that will be contained in the Company's Operating Agreement. The Operating Agreement will include additional detail on these transfer restrictions.

Tax Considerations: The Company will be treated as a partnership for federal income tax purposes. To the extent the Company has net profits for any fiscal year, due to receipt of a distribution from the parent company, each member will be taxed on such Member's allocative share of those profits, even though the amount of cash distributed to such member may be less than the resulting tax liability. Company profits and losses will be allocated to the Members as set forth in the Operating Agreement. The Company intends to make annual distributions to the Members to cover their estimated individual tax liability relating to their allocative taxable share of Company profits ("***Tax Distributions***"). However, the Company will not make Tax Distributions if (a) Manager determines that doing so would not be commercially reasonable or would render the Company insolvent, (b) the Tax Distributions would otherwise be prohibited by the Company's loan agreements with lenders, or (c) with respect to an individual Member, aggregate Company losses that were previously allocated to that Member exceed aggregate Company profits allocated to that Member. In short, there are several circumstances in which you will not receive a Tax Distribution that covers your individual tax liability; therefore, **you may be required to come "out of pocket" to pay taxes on your allocative share of Company profits**.

In addition, all Tax Distributions received by Members will count towards the repayment of their capital contributions.

To the extent that the Company has net losses for any fiscal year, a Member may be limited in his, her, or its ability to deduct those losses if the Member has insufficient basis, the Member is limited by the passive loss rules, or if any expenses are "syndication expenses." Furthermore, it is possible that a Member may be subject to alternative minimum tax on the Member's allocative share of Company profits. Distributions, including Tax Distributions, may be taxed as capital gains or ordinary income.

Due to the complexity of an investment in Class B Units, prospective Members are advised to contact their tax advisors with regard to tax consequences arising from investing in the Company.

Exit Strategy: The Company has no exit strategy in the near term; however, the likely future exit strategy would be an acquisition of the Company's membership interests.

.

14. Do the securities offered have voting rights? ☐ Yes   ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes   ☐ No

Explain: See Company Agreement

16. How may the terms of the securities being offered be modified?

Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.
The Company has one (1) class of membership interests, which entitle the holders thereof to governance rights (i.e., voting) and financial rights as more fully specified within the Company's Operating Agreement.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Company Agreement

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: ______

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
MISSING FILE Investors in this offering will be subject to the decisions of the manager of the Company and voting members as to a variety of issues including but not limited to the transactions in which the Company invests, additional issuances of securities (which may dilute the investorsŠ interests in the Company), a sale of the issuer (whether it be a sale of assets or stock of the issuer) and other transactions with related parties.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

SEE Risk Factors

24. Describe the material terms of any indebtedness of the issuer:
Adam Pilat has advanced certain startup expenses for the Company which are to be repaid over 15 years without interest.

25. What other exempt offerings has the issuer conducted within the past three years?

MISSING FILE Not applicable

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
(1) any Manager or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
MISSING FILE Not applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes   ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. MISSING FILE fins_comments.pdf

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

INSPIRE YOGA FRANCHISOR, LLC

Reviewed Financial Statements For The Period End August 31, 2021



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Inspire Yoga Franchisor, LLC
Flower Mound, Texas

We have reviewed the accompanying balance sheet of Inspire Franchisor, LLC as of August 31, 2021, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 31, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Contents

INSPIRE YOGA FRANCHISOR, LLC
BALANCE SHEET
AUGUST 31, 2021
_____

ASSETS

CURRENT ASSETS		
Cash	$	4,973
TOTAL CURRENT ASSETS		4,973
TOTAL ASSETS		4,973

LIABILITIES AND MEMBERS' EQUITY

NON-CURRENT LIABILITIES	
Related Party Loan	5,800
TOTAL LIABILITIES	5,800
MEMERS' EQUITY	
Contributed Capital	5,000
Retained Earnings (Deficit)	(5,827)
TOTAL MEMERS' EQUITY	(827)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 4,973

INSPIRE YOGA FRANCHISOR, LLC
INCOME STATEMENT
FOR THE PERIOD ENDED AUGUST 31, 2021

Operating Expense	
Professional Fees	5,800
General & Administrative	27
	5,827
Net Income from Operations	(5,827)
Net Income	$ (5,827)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

INSPIRE YOGA FRANCHISOR, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED AUGUST 31, 2021

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(5,827)
Net Cash Flows From Operating Activities		(5,827)
Cash Flows From Financing Activities		
Related Party Loan		5,800
Contributed Capital		5,000
Net Cash Flows From Financing Activities		10,800
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		4,973
Cash at End of Period	$	4,973

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

INSPIRE YOGA FRANCHISOR, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD ENDED AUGUST 31, 2021

	Contribued Capital	Retained Earnings	Total Shareholders' Equity
Balance at April 5, 2021 (Inception)	$ -	$ -	$ -
Contributed Capital	5,000		5,000
Net Income		(5,827)	(5,827)
Balance at August 31, 2021	$ 5,000	$ (5,827)	$ (827)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Inspire Yoga Franchisor, LLC ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company is a brand developer seeking to create the necessary intellectual property to start selling franchising rights.

The Company was formed to pursue funds from a Regulation CF offering. If successful, the Company will franchise the Inspire Yoga brand from Inspire Yoga, LLC. Inspire Yoga, LLC is commonly owned by Adam Pilat, a member of the Company's management team.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's revenue will be from franchise fees and royalties.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax Returns.

The Company is subject to franchise tax filing requirements in the State of Texas.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

NOTE C- DEBT

In 2021, the Company received a loan ("the Loan") of $5,800. The Loan has a term of fifteen years and bears an interest rate of 0%. The Loan was received from Adam Pilat, a member of the Company's management team.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 31, 2021, the date that the financial statements were available to be issued.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

  (i)   in connection with the purchase or sale of any security? □ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? □ Yes   ☒ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  (i)   in connection with the purchase or sale of any security? □ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? □ Yes   ☒ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  (i)   at the time of the filing of this offering statement bars the person from:
    (A) association with an entity regulated by such commission, authority, agency or officer? □ Yes   ☒ No
    (B) engaging in the business of securities, insurance or banking? □ Yes   ☒ No
    (C) engaging in savings association or credit union activities? □ Yes   ☒ No
  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or de-ceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? □ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? □ Yes   ☒ No
  (ii) places limitations on the activities, functions or operations of such person? □ Yes   ☒ No
  (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? □ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: formc.attest.postal.postal _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

   (1) any other material information presented to investors; and
   (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Inspire Yoga Franchisor, LLC
a Texas Limited Liability Company

COMPANY AGREEMENT

THE MEMBERSHIP INTERESTS REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR PURSUANT TO THE PROVISIONS OF ANY STATE SECURITIES ACT

CERTAIN RESTRICTIONS ON TRANSFERS OF INTERESTS ARE SET FORTH HEREIN

COMPANY AGREEMENT

OF

INSPIRE YOGA FRANCHISOR, LLC

a Texas Limited Liability Company

This Company Agreement of Inspire Yoga Franchisor, LLC, a Texas limited liability company (the "Company"), is hereby duly adopted by the initial manager(s) set forth in the Certificate of Formation, and is hereby ratified, confirmed and approved as such by the parties subscribing hereto as the initial members of the Company.

ARTICLE I
Definitions

1.1   Definitions. The following terms used in this Company Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Act" shall mean the Texas Business Organizations Code, as the same may be amended from time to time.

"Annual Net Income" shall mean that portion of the Available Cash as determined by the Manager, following generally accepted accounting principles, to represent the Company's Net Income for a fiscal year. Working Cash Reserve allocations may apply prior to determination of Annual Net Income.

"Available Cash" of the Company shall mean all cash funds of the Company on hand from time to time (other than cash funds obtained as Capital Contributions by the Members and cash funds obtained from loans to the Company) after (i) payment of all operating expenses of the Company as of such time, (ii) provision for payment of all outstanding and unpaid current obligations of the Company as of such time, and (iii) provision for a working cash reserve in accordance with Section 6.9 below.

"Capital Contribution" means any contribution to the capital of the Company in cash or property by a Member whenever made.

"Class A Member" means a Member holding the Company's Class A Units.

"Class A Units" means the Company's Class A Membership Interest Units, the holders of which are entitled to Financial Rights and Governance Rights (each as defined herein below). All references within this Agreement to "the Membership Units entitled to vote" shall be deemed to refer to the Class A Units only.

"Class B Member" means a Member holding the Company's Class B Units.

"Class B Units" means the Company's Class B Membership Interest Units, the holders of which are entitled to Financial Rights but are not entitled to Governance Rights.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" means Inspire Yoga Franchisor, LLC, a Texas limited liability company.

"Company Agreement" means this Agreement as amended from time to time.

"Fiscal Year" means the Company's fiscal year, which shall be the calendar year.

"Former Member" shall mean a member that causes a Transfer Event.

"Initial Capital Contribution" means the initial contribution to the capital of the Company made by a Member pursuant to this Company Agreement.

"Majority" means, (1) with respect to the Managers a vote of all of the Managers; and (2) with respect to the Members, a combination of any of such Members owning fifty-one percent (51%) or more of the Membership Interests of the Company.

"Manager" means Adam J. Pilat as the initial manager, or any other person, persons or entity that succeeds any of them in that capacity. "Managers" means all such entities and persons collectively in their capacity as Managers of the Company.

"Member" means each person designated as a Member on Schedule 1, attached hereto and made a part hereof, any successor or successors to all or any part of any such person's interest in the Company, or any additional member admitted as a member of the Company in accordance with Article VII, each in the capacity as a member of the Company. "Members" means all such persons and entities collectively in their capacity as members of the Company.

"Membership Interest" or "Percentage Interest" means the percentage of ownership interest of a Member of the Company at any particular time.

"Net Income" and "Net Losses" mean the profits and losses of the Company, as the case may be, as determined for federal income tax purposes as of the close of each of the fiscal years of the Company.

"Pro Rata Part" shall mean the percentage expression of a fraction, the numerator of which is a Member's respective Percentage Interest and the denominator of which is the aggregate Percentage Interests of all Members involved in the respective transaction or having a respective right or option.

"Rights" means those rights associated with a Membership Unit in connection to Net Income and Net Losses and Distributions (i.e., "Financial Rights"), the right to assign such rights, rights to vote (i.e. "Governance Rights") and receive notices in accordance with the terms of this Agreement. "Rights" means those rights associated with a Membership Unit in connection to Net Income and Net Losses and Distributions (i.e., "Financial Rights"), the right to assign such rights, rights to vote (i.e. "Governance Rights") and receive notices in accordance with the terms of this Agreement.

"Transfer Event" shall mean the: (a) death of any Member who is a natural person; (b) a determination by a court of competent jurisdiction that any Member who is a natural person is legally incompetent or the permanent disability of any Member who is a natural person (as determined by a physician approved by the Former Member or such Former Member's trustee(s) or heir(s) *and* by Member(s) owning a majority of Percentage Interests of all Members); (c) Bankruptcy of a Member; (d) dissolution or termination, whether by merger or otherwise, of any Member who is a firm, corporation, trust, or other entity; (e) Member's conviction of a felony or crime of moral turpitude; or (f) Member's embezzlement from or defrauding of the Company or other Members, as determined by Members owning a majority of the Percentage Interests.

ARTICLE II
Formation of the Company

2.1   Name and Formation. The name of the Company is Inspire Yoga Franchisor, LLC, a Texas limited liability company. The Certificate of Formation of the Company was filed with the State of Texas and the Company formed on April 5, 2021, pursuant to the Act.

2.2   Principal Place of Business. The initial principal place of business of the Company shall be at such place or places as the Majority of the Managers may from time to time deem necessary or advisable. A Majority of the Managers shall have the power to change the location of the principal place of business in its discretion without amendment to this Company Agreement.

2.3   Registered Office and Registered Agent. The Company's initial registered office shall be at 3424 Ridgecrest Drive, Flower Mound, Texas 75022, and the name of its initial registered agent at such address shall be Adam J. Pilat. The registered agent and office may be changed by resolution of the Managers, upon filing the statement required by law.

2.4   Term. The term of existence of the Company shall be perpetual, unless the Company is earlier dissolved in accordance with either the provisions of this Company Agreement or the Act.

2.5   Purposes and Powers. The Company shall have any and all powers which are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act.

2.6   Classes of Membership Interests. The Company shall have two (2) Classes of Membership Interests, designated as Class A and Class B, respectively.   The holders of the

Company's Class A Units shall have the right to vote and the right to share in the Company's profits and/or losses as more fully specified herein. The holders of the Company's Class B Units shall not have voting rights but shall have the right to share in the Company's profits and/or losses as more fully specified herein.

ARTICLE III
Rights and Duties of Managers

3.1   Management. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under, its designated Manager(s).

3.2   Number of Managers. The required number of Managers of the Company shall be at least one (1). The initial Managers of the Company are as set forth in the definition of Managers in Article 1 hereof. The number of Managers that shall constitute the entire Board of Managers shall be determined by resolution of a Majority of the Members at any annual meeting of the Members, but shall never be less than one (1).

3.3   Election. At each annual meeting of Members, Managers shall be elected to hold office until the next annual meeting of Members and until their successors are elected and qualified. No Manager need be a Member, a resident of the State of Texas, or a citizen of the United States.

3.4   Change in Number; Vacancies. No decrease in the number of Managers constituting the entire Board of Managers shall have the effect of shortening the term of any incumbent Manager. In the case of any increase in the number of Managers, or in the case of the death, retirement, resignation, or removal of a Manager, the vacancies to be filled by such increase or death, retirement, resignation, or removal may be filled by (a) the Board of Managers for a term of office continuing only until the next election of one or more Managers by the Members, or (b) the Members at any annual or special meeting of the Members. A Manager elected to fill a vacancy shall be elected to serve for the unexpired term of his predecessor in office.

3.5   Removal. Except as otherwise may be provided by the Members, at any meeting of Members called expressly for that purpose, any Manager or the entire Board of Managers may be removed, with or without cause, by a Majority of the Members.

3.6   Place of Meetings; Action Without Meeting. All meetings of the Managers of the Company may be held either within or outside the State of Texas. Notwithstanding any provision contained in this Article III, all actions of the Managers provided for herein may be taken by written consent without a meeting, or any meeting thereof may be held by means of a conference telephone. Any such action which may be taken by the Managers without a meeting shall be effective only if the written consent or consents are in writing, set forth the action so taken, and are signed by the number of Managers whose vote would be required at a meeting at which all Managers of the Company were present and voted. In such event, the action taken shall constitute the action of the Company the same as if taken at a duly called and held meeting of the Managers.

3.7   Meetings of Managers. Meetings of Managers may be held at such time and place either within or outside the State of Texas as shall from time to time be determined by a Majority of the Managers provided notice is given to all the Managers. Meetings of the Managers may be called by any Manager on three (3) days' notice to each Manager, either personally or by mail, telephone or by facsimile, unless a shorter period of time is consented to by a Majority of the Managers.

3.8   Quorum. At all meetings of the Managers, the presence of all the Managers for the actions requiring unanimity and for all other actions, a Majority of the Managers, shall be necessary and sufficient to constitute a quorum for the transaction of business unless a greater number is required by law. If a quorum shall not be present at any meeting of the Managers, the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.9   Attendance and Waiver of Notice. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the Managers need be specified in the notice or waiver of notice of such meeting.

3.10   Compensation and Reimbursement of Managers. No Manager shall receive compensation from the Company for serving as Manager, or reimbursement for any expenses that he incurs in connection with his service as the Manager except for transportation, hotels, meals and other Company approved expenses to the extent not reimbursed by the Company.

3.11   Limited Liability. No Manager or Member of the Company shall be liable to the Company or its Members for monetary damages for an act or omission in the Manager's capacity as such, except for intentional acts of fraud or willful misconduct. Any repeal or modification of this paragraph by the Members shall not adversely affect any right or protection of a Manager existing at or prior to the time of such repeal or modification.

ARTICLE IV
Meetings of Members

4.1   Place of Meetings. All meetings of the Members shall be held at the principal office of the Company or at such other place within or outside of the State of Texas as may be determined by a Majority of the Members and set forth in the respective notice or waivers of notice of such meeting.

4.2   Meetings of Members. Meeting of the Members of the Company for the transaction of such business as may properly come before the meeting shall be held at such time and date as shall be designated by a Majority of the Members from time to time and stated in the notice of the meeting. Meetings of the Members may be called by a Majority of the Members. Business transacted at all special meetings shall be confined to the purposes stated in the notice.

4.3   Notice of Meetings of Members. Written or printed notice stating the place, day and hour of the meeting and, in the case of special meetings, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of a Majority of the Members or person calling the meeting, to each Member of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the Member at his address as it appears on the transfer records of the Company, with postage prepaid.

4.4   Quorum. Members owning a Majority of all Membership Interests must be present in order to constitute a quorum at all meetings of the Members. Once a quorum is present at the meeting of the Members, the subsequent withdrawal from the meeting of any Member prior to adjournment or the refusal of any Member to vote shall not affect the presence of a quorum at the meeting. If, however, such quorum shall not be present at any meeting of the Members, the Members entitled to vote at such meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the holders of the requisite amount of Membership Interests shall be present or represented. At any meeting of the Members at which a quorum is present, the Majority vote of all the Members present in person or by proxy shall be the act of the Members, unless otherwise provided herein or by law.

4.5   Majority Vote; Withdrawal of Quorum. If a quorum is present in person or represented by proxy at any meeting, the vote of one or more Members whose Percentage Interests total more than fifty percent (50%) of all Members, who are present in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one on which, by express provision of law, the Certificate, or this Agreement a different vote is required, in which event such express provision shall govern and control the decision of such question. The Members present at a duly convened meeting may continue to transact business until adjournment, notwithstanding any withdrawal of Members that may leave less than a quorum remaining.

4.6   Actions Without a Meeting and Telephone Meetings. Notwithstanding any provision contained in this Article IV, all actions of the Members provided for herein may be taken by written consent without a meeting, or any meeting thereof may be held by means of a conference telephone. Any such action which may be taken by the Members without a meeting shall be effective only if the written consent or consents are in writing, set forth the action so taken, and are signed by the holder or holders of Membership Interests constituting not less than the minimum amount of Membership Interests that would be necessary to take such action at a meeting at which the holders of all Membership Interests entitled to vote on the action were present and voted.

ARTICLE V
Contributions to Capital and Liability of Members

5.1   Capital Contributions.

(a)   Upon the execution of this Company Agreement or upon the subsequent call of a Majority of the Managers, each Member shall contribute capital to the Company in the amount set forth as the Initial Capital Contribution of such Member on Schedule 1 attached hereto and incorporated herein by reference.

(b)   Additional capital contributions shall only be required if a Majority of the Managers require such additional contributions. Each Member shall make additional capital contributions pro rata in accordance with his Membership Interests.

(c)   No Member shall be paid interest on any Capital Contribution to the Company.

5.2   Withdrawal or Reduction of Members' Contributions to Capital.

(a)   A Member shall not receive out of the Company's property any part of its Capital Contributions until all liabilities of the Company have been paid or there remains property of the Company sufficient to pay such liabilities.

(b)   No Member shall have the right to withdraw all or any part of its Capital Contribution or to receive any return on any portion of its Capital Contribution, except as may be otherwise specifically provided in this Company Agreement.

(c)   No Member shall have priority over any other similar Member, either as to the return of Capital Contributions or as to profits, losses or distributions; provided that this subsection shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

5.3   Liability of Members. No Member shall be liable for the debts, liabilities or obligations of the Company beyond his respective Capital Contribution. No Member shall be required to contribute to the capital of, or to loan, the Company any funds.

5.4   Membership Interests. The initial Membership Interest of each Member is set forth opposite his respective name on Schedule 1 attached hereto.

ARTICLE VI
Allocations, Distributions, Elections and Reports

6.1   Tax Allocations. All items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members in proportion to their respective Membership Interests.

6.2   Distributions.

(a)   All distributions among the Members shall be made in proportion to their respective Membership Interests. Members, Managers and officers of the Company shall be reimbursed for Company approved expenses prior to distributions of Annual Net Income or Available Cash to Members.

(b)   Subject to the provisions of Article VIII hereof, the Annual Net Income of the Company shall be distributed to Members as follows:

(i) prior to January 1st, 2025, any distributions shall be made as determined by a Majority of the Managers; and

(ii) after January 1, 2025, the Class B Members shall be entitled to receive an annual distribution of the Annual Net Income. .

(c)   Subject to the provisions of Article VIII hereof, the Available Cash of the Company shall be distributed to Members as follows:

(i)   any distributions shall be made as determined by a Majority of the Managers.

6.3   Limitation Upon Distributions. No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company exceed the liabilities of the Company.

6.4   Cash Basis. Unless a Majority of the Managers determines that the Company should use another method, the Company shall use the cash method of accounting. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Board of Managers. The Members may rely upon the advice of their accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

6.5   Accounting Principles.

(a) The profits and losses of the Company shall be determined in accordance with generally accepted accounting principles applied on a consistent basis under the cash receipts and disbursements method of accounting, or under such other method as determined by a Majority of the Managers.

(b)   The Managers shall designate a financial institution as depository of the Company and is hereby authorized to establish and maintain all necessary bank accounts therewith. Each Manager shall have equal access to bank accounts of the Company but only spend Company funds in accordance with the budget approved by a Majority of the Managers.

6.6   <u>Records and Reports</u>.   At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company.   At a minimum, the Company shall keep at its principal place of business the following records:

        (a)   A current list that states:

                (i)   The name and mailing address of each Member; and

                (ii)   The Membership Interest owned by each Member;

        (b)   Copies of the federal, state and local information or income tax returns for each of the Company's six (6) most recent tax years;

        (c)   A copy of the Certificate of Formation, this Company Agreement, and all amendments or restatements, executed copies of any powers of attorney, and copies of any document that creates, in the manner provided by the Certificate of Formation or this Company Agreement;

        (d)   Correct and complete books and records of account of the Company; and

        (e)   Any other books, records or documents required by the Act or other applicable law.

6.7   <u>Returns and Other Elections</u>.   The Managers shall cause the preparation and timely filing of all tax and/or informational returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within ninety (90) days after the end of each Fiscal Year of the Company. All elections permitted to be made by the Company under federal or state laws shall be made by a Majority of the Managers.

6.8   <u>Tax Matters</u>.

        (a)   <u>Preparation of Tax Returns</u>.   The Managers shall arrange for the preparation and timely filing of all returns of Company income, gains, deductions, losses and other items necessary for federal, state and local income tax purposes. A copy of the Company's federal income tax return will be furnished to all Members at least fifteen (15) days before such tax return is actually filed.   The classification, realization and recognition of income, gains, losses and deductions and other items shall be on the cash or accrual method of accounting for federal income tax purposes, as the Managers shall determine in accordance with applicable law. A Majority of the Managers may pay state and local income taxes attributable to operations of the Company and treat such taxes as an expense of the Company.

        (b)   <u>Tax Elections</u>.   Except as otherwise provided herein, a Majority of the Managers shall determine whether to make any election available to the Company under the Code.

6.9 <u>Working Cash Reserve</u>. The Board of Managers may from time to time establish a working cash reserve for capital expenditures, unforeseen contingencies, projected operating deficits, and other corporate purposes and may increase or decrease the amount in such reserve in its business judgment.

ARTICLE VII
<u>Transferability; Non-Solicitation; Intellectual Property</u>

7.1 <u>Restrictions on Transfer of Membership Interest</u>. No Member shall have the right to sell, transfer or assign all or any portion of its Membership Interest unless all Members consent in writing.

7.2 <u>Transfer Event with Regard to a Member</u>.

(a) Upon the occurrence of a Transfer Event, the Company (and then the remaining Member's) shall have the option to purchase the Former Member's Interest in accordance with the provisions of subsections (b) and (c) herein below.

(b) Upon the occurrence of a Transfer Event, the Former Member or Former Member's trustee(s) or heir(s) shall be required to immediately provide the Company and all remaining Members with a written notice regarding the occurrence of the Transfer Event. Upon the occurrence of the Transfer Event, the Company (through its Board of Managers) shall have the first option to purchase all of such Interest and may do so if it makes such election by providing the Former Member, or such Former Member's trustee(s) or heir(s), with a written notice of such intention within the thirty (30) day time period following the Company's receipt of a written notice regarding the Transfer Event. If the Company does not elect to purchase the Former Member's Interest within such thirty (30) day time period, the remaining Members shall have the option to individually or collectively purchase all of such Interest and may do so if they make such election by providing the Former Member, or such Former Member's trustee(s) or heir(s), with a written notice of such intention within forty-five (45) days from the Company's receipt of a written notice regarding such Transfer Event. The failure of any Member to submit a notice within the applicable period shall constitute an election on the part of such Member not to purchase any of the Former Member's Interest. At a minimum, each remaining Member shall be entitled to purchase a portion of the Former Member's Interest based on the remaining Member's Pro Rata Part on the date of the Transfer Event. In the event any remaining Member elects to purchase none or less than all of such remaining Member's Pro Rata Part of the Former Member's Interest, then the Members electing to purchase their respective Pro Rata Part of the Interest may increase their percentages proportionally. If the remaining Members fail to purchase the entire Interest of the Former Member, the same shall pass by operation of law to any assignee or shall remain in the hands of the Former Member, subject to any right of the holder of such interest to demand payment therefore according to Texas law. Notwithstanding any provision of this Section to the contrary, the remaining Members may mutually agree to an allocation of the Former Member's Interest to be purchased by each of them.

(c) The Former Member's Interest shall be valued at an amount equal to the fair market value of the Interest as determined by agreement of the Former Member or such Former Member's trustee(s) or heir(s) and a majority in Interest of the remaining Member(s) within sixty (60) days after the notice to remaining Members or, in case of a failure to agree within such sixty (60) day period, as determined by an appraiser mutually agreed upon by the Former Member or such Former Member's trustee(s) or heir(s) and a majority in Interest of the remaining Member(s). The appraiser shall be instructed to appraise the fair market value of the underlying assets of the Company and then to discount the same by fifty percent (50%) if the Transfer Event is as a result of the events described in subclause (e) and (f) in the definition of Transfer Event. The cost of the appraisal shall be borne equally by the Company and the respective Former Member. If the Company or the remaining Members elect to purchase all of the Former Member's Interest as provided herein above, the purchase price shall be paid as follows: if the Transfer Event is the death of the Former Member, all insurance proceeds on the life of the Former Member shall be paid immediately in a lump sum to the Former Member's trustee(s) or heir(s), and with all other Transfer Events (including death), the remainder of the purchase price shall be paid (i) in up to three (3) equal annual installments of principal together with interest, commencing to accrue from the date of closing, at an interest rate equal to one percent (1%) plus prime as set forth in the Wall Street Journal on the date of the Transfer Event, or (ii) as otherwise agreed by the Former Member's trustee(s) or heir(s) and a majority in Interest of the remaining Members. Nothing contained herein is intended to prohibit Members from agreeing upon terms and conditions for the purchase by the Company or any Member(s) of the Interest of any Member in the Company desiring to retire, withdraw, or resign, in whole or in part, as a Member (on such terms and conditions as may be agreed upon by the selling Member and the Company or the remaining Member(s) as the case may be).

7.3   Divorce of a Member. The spouse of each Member shall sign the Spousal Consent attached hereto as Schedule 2. If upon the divorce of a Member, the Member's spouse is awarded all or a portion of the Member's Interest (the "Transferred Interest"), whether by decree or operation of law, the Member shall be required to immediately provide the Company and all remaining Members with a written notice regarding such occurrence (the "Divorce Notice"), such Divorce Notice to be provided promptly following the granting of the divorce by a court of appropriate jurisdiction. In such event, the divorced Member shall have the first option to purchase all of such Transferred Interest and may do so if he/she makes such election by providing his/her spouse with a written notice of such intention within the thirty (30) day time period following the granting of the divorce decree by the court. If the divorced Member does not elect to purchase all of such Transferred Interest, then the Company (through its Board of Managers) shall have the option to purchase all or a portion of the remaining Transferred Interest and may do so if it makes such election by providing the Member's former spouse with a written notice of such intention within the forty-five (45) day time period following the Company's receipt of the Divorce Notice. If the Company does not elect to purchase all of the remaining Transferred Interest within such forty-five (45) day time period, the remaining Members shall have the option to individually or collectively purchase all or a portion of such remaining Transferred Interest and may do so if they make such election by providing the divorced Member with a written notice of such intention within sixty (60) days from the Company's receipt of the Divorce Notice. The failure of the Company and/or any Member to submit a notice within the applicable period shall constitute an election on the part of the Company and/or such Member not to purchase any of the Transferred Interest. At a minimum, if the divorced Member and the Company do not purchase all of the Transferred Interest, each remaining Member shall be entitled to purchase a portion of the remaining Transferred Interest based on the remaining Member's Pro Rata Part on the date the divorce was granted. In the event any remaining Member elects to purchase none or less than all of such remaining Member's Pro Rata Part of the remaining Transferred Interest, then the Members electing to purchase their respective Pro Rata Part of the remaining Transferred Interest may increase their percentages proportionally. If the Company and remaining Members fail to purchase the entire Transferred Interest of the divorced Member, the same shall remain in the hands of the Member's spouse. Notwithstanding any provision of this Section to the contrary, the remaining Members may mutually agree to an allocation of the Transferred Interest to be purchased by each of them. The Transferred Interest shall be valued at an amount equal to the fair market value of the Transferred Interest as determined by agreement of the Company and the Member's spouse within twenty (20) days after the provision of the Divorce Notice or, in case of a failure to agree within such twenty (20) day period, as determined by an appraiser mutually agreed upon by the Company and the Member's spouse, taking into account all applicable discounts, including minority discounts. The cost of the appraisal shall be borne equally by the divorced Member and his/her spouse. With regard to any parties purchase of the Transferred Interest from the spouse of the divorced Member, the purchase price shall be paid as follows: (i) in up to three (3) equal annual installments of principal together with interest, commencing to accrue from the date of closing, at an interest rate equal to one percent (1%) plus prime as set forth in the Wall Street Journal on the date of the granting of the divorce; or (ii) as otherwise mutually agreed by the spouse of the divorced Member and the respective purchaser(s). If the spouse of the divorced Member retains any of the Transferred Interest, he/she acknowledges and agrees that the Interest shall remain subject to the terms and conditions set forth in this Agreement.

7.4   Assignees.   The Company shall not recognize for any purpose any purported sale, assignment or transfer of all or any fraction of the Membership Interest of a Member unless approved by all the remaining Members, whereupon such assignee may become a substituted Member. Until a person who is the assignee of all or any fraction of the interest of a Member becomes a substituted Member, he shall have no right to appoint a Manager or have any rights to vote pursuant to this Company Agreement.

ARTICLE VIII
Dissolution and Termination

8.1   Dissolution. Upon dissolution of the Company for an event under either Section 8.1(a) or 8.1(b), the business and affairs of the Company shall terminate and the assets of the Company shall be liquidated under this Article VIII.

(a)   Except as provided in Section 8.1(b), the Company shall be dissolved upon the occurrence of one of the following events:

(i)   Upon the election to dissolve the Company by written consent of the holders of a Majority of the Members; or

(ii)   The entry of a decree of judicial dissolution.

(b)   If there is only one Member of the Company, the Company shall dissolve and its affairs shall be wound up at such time as the Member may elect.

(c)   Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a winding up of the Company's business and affairs, and the assets of the Company have been distributed as provided in Section 8.2.

(d)   Upon dissolution of the Company, the Managers may cause any part or all of the assets of the Company to be sold or liquidated in such manner as a Majority of the Managers shall determine.

8.2   <u>Distribution of Assets Upon Dissolution</u>. In settling accounts after dissolution, the assets of the Company shall be paid in the following order:

(a)   First, to creditors, in the order of priority as provided by law; and

(b)   Thereafter, any remainder shall be distributed to the Members of the Company, pro rata, in accordance with their respective Membership Interests.

8.3   <u>Distributions in Kind</u>. If any assets of the Company are distributed in kind, such assets shall be distributed to the Members entitled thereto as tenants-in-common in the same proportions as the Members would have been entitled to cash distributions if such property had been sold for cash and the net proceeds thereof distributed to the Members.

8.4   <u>Articles of Dissolution</u>. When all liabilities and obligations of the Company have been paid or discharged, or adequate provision has been made therefor, and all of the remaining property and assets of the Company have been distributed to the Members according to their respective rights and interests, Articles of Dissolution shall be executed on behalf of the Company by the Managers or an authorized Member and shall be filed with the Secretary of State of Texas, and the Managers and Members shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the dissolution and termination of the Company.


<u>ARTICLE IX</u>
INTENTIONALLY OMITTED


ARTICLE IX
Miscellaneous Provisions

10.1 <u>Notices</u>. Any notice, demand or communication required or permitted to be given by any provision of this Company Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the party or to an Officer of the party to whom the same is directed or, if sent by registered or certified mail, postage and charges prepaid, addressed to the Member's and/or Company's address as it appears in the Company's records, as appropriate. Except as otherwise provided herein, any such notice shall be deemed to be given three (3) business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid, or on the date of receipt if sent by expedited or personal delivery.

10.2 <u>Application of Texas Law</u>. This Company Agreement and the application or interpretation hereof, shall be governed exclusively by the laws of the State of Texas, and specifically the Act.

10.3 <u>No Action for Partition</u>. No Member shall have any right to maintain any action for partition with respect to the property of the Company.

10.4 <u>Headings and Sections</u>. The headings in this Company Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Company Agreement or any provision hereof. Unless the context requires otherwise, all references in this Company Agreement to Sections or Articles shall be deemed to mean and refer to Sections or Articles of this Company Agreement.

10.5 <u>Amendment of Certificate of Formation and this Company Agreement</u>. Except as otherwise expressly set forth in this Company Agreement and the Certificate of Formation of the Company, this Company Agreement may be amended, supplemented or restated only upon the written consent of a Majority of the Members, provided, however, any amendments to Section 3.1 hereof shall require a 71% (seventy one percent) majority vote of the Members. Upon obtaining the approval of any amendment to the Certificate of Formation, the Managers shall cause the Amendment to the Certificate of Formation to be prepared in accordance with the Act, and such Amendment shall be executed by the Managers and shall be filed in accordance with the Act.

10.6 <u>Numbers and Gender</u>. Where the context so indicates, the masculine shall include feminine and neuter, and the neuter shall include the masculine and feminine, the singular shall include the plural and any reference to a "person" shall mean a natural person or a corporation, limited liability company, association, partnership, joint venture, estate, trust or any other entity.

10.7 <u>Binding Effect</u>. Except as herein otherwise provided to the contrary, this Company Agreement shall be binding upon and inure to the benefit of the Members, their distributees, heirs, legal representatives, executors, administrators, successors and assigns.

        10.8   <u>Counterparts</u>.   This Company Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and shall be binding upon the Member who executed the same, but all of such counterparts shall constitute the same Company Agreement.

[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned initial Managers of the Company have caused this Company Agreement to be duly adopted by the Company dated effective as of April 5, 2021.

MANAGER:

DocuSigned by:

Adam J. Pilat

B9BA564118DB4A8...

Adam J. Pilat

The undersigned Member, being the initial Member of the Company at this time, does hereby ratify, confirm and approve the adoption of this Company Agreement as the Company Agreement of the Company, and does hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Company Agreement.

SOLE MEMBER:

DocuSigned by:

Adam J. Pilat

B9BA564118DB4A8...

Adam J. Pilat, Member

SCHEDULE 1

Company Agreement of Inspire Yoga Franchisor, LLC
a Texas Limited Liability Company

Names, Initial Capital Contributions and
Membership Interests of the Members

Name of Member	Value of Initial Capital Contribution	Number of Units/ Class of Units	Membership Interest
Adam J. Pilat	$5000.00	1,166,666.67 Class A	100.00%
TOTAL	**$5000.00**	**1,166,666.67 Class A**	**100.00%**

<u>**SCHEDULE 2**</u>

SPOUSAL CONSENT

I, Bethaney Pilat, spouse of Adam J. Pilat, have read and fully understand this Company Agreement, and have had an opportunity to discuss the agreement with legal counsel, and by the execution hereof do consent to be bound by the provisions of such agreement insofar as such provisions affect my present and future right, title, and interest, if any, in and to the Membership Interest, as described in such agreement, of Inspire Yoga Franchisor, LLC, and in particular, but without limitation, I consent to the future sale, transfer, or other disposition of the Percentage Interests in such manner and on such terms as may be required under the provisions of the agreement.

Effective as of April 5, 2021 ("Effective Date").

Bethaney Pilat
Signature

BETHANEY PILAT
Printed name

STATE OF Texas §
§
COUNTY OF Denton §

This instrument was acknowledged before me, the undersigned authority, on the 7th day of September, 2021, by Khushi Sajjad, but effective as of the Effective Date.

Khushi Sajjad
Notary Public in and
For the State of Texas

KHUSHI SAJJAD
Notary Public, State of Texas
Comm. Expires 02-03-2024
Notary ID 130522674

COMPANY AGREEMENT OF SCHEDULE 2

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:

http://inspireyoga.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.